SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For December 3, 2003

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark, whether the registrant by fur-nishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the registrant in connection with Rule 12g3-2(b):  82- _N/A__

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 AND 333-13686), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Results of the Company`s Annual General Meeting.

The Company held it`s Annual General Meeting ("AGM") on December 2,2003.

A description of the issues on the agenda is included in the proxy statement forming part of the 6K report submitted by the Company on October 22,2003.

The following matters were resolved by the AGM:

1. Ron Gutler, Joseph Atsmon, David Kostman, Joseph Dauber, Rimon Ben-Shaul, John Hughes and Timothy Robinson were elected to serve as the members of the board of directors of the Company until its next annual general meeting. Leora(Rubin) Meridor and Dan Falk will continue to serve as external directors , as required by Israeli law.

2. The director`s remuneration and the grant of options to Ron Gutler and  Joseph Atsmon were approved.

3. The Company`s Employee Stock Option Plan and Employee Stock Purchase Plan were approved.

4. Kost,Forer,Gabay CPA of the Ernst&Young International Group were reappointed as the independent auditors of the Company until its next annual general meeting. The board of directors of the Company was authorized to fix their compensation.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  _________________________

   Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

Dated:  December 3,2003

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